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                               April 7, 2022

       Jun Pei
       Chief Executive Officer
       Cepton, Inc.
       399 West Trimble Road
       San Jose, California 95131

                                                        Re: Cepton, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 11,
2022
                                                            File No. 333-262668

       Dear Dr. Pei:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed on March 11, 2022

       Prospectus Cover Page, page i

   1. For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders
paid for such shares and warrants.
   2. Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities.
If the warrants are out of the money, please disclose the likelihood that warrant holders
will not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrant are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
 Jun Pei
FirstName
Cepton, Inc.LastNameJun Pei
Comapany
April       NameCepton, Inc.
       7, 2022
April 27, 2022 Page 2
Page
FirstName LastName
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registrations statement could have on the public trading price of the Class A common stock.
Risk Factors, page 10

4. Include an additional risk factor highlighting the negative pressure potential sale of shares pursuant to this registration statement could have on the public trading price of the Class
         A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis
Business Overview, page 59

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and/or warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the
         Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchasing prices and the current trading price. Please
 Jun Pei
Cepton, Inc.
April 7, 2022
Page 3
      also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue, Staff Attorney at 202-551-6001 or Sherry Haywood, Staff
Attorney at 202-551-3345 with any questions.



                                                             Sincerely,
FirstName LastNameJun Pei
                                                             Division of
Corporation Finance
Comapany NameCepton, Inc.
                                                             Office of
Manufacturing
April 7, 2022 Page 3
cc:       Ryan Coombs
FirstName LastName